As filed with the Securities and Exchange Commission on December 12, 2025
Registration No. 333-280517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE
AMENDMENT NO. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
VANECK SOLANA ETF
(Exact name of registrant as specified in its charter)

c/o VanEck Digital Assets, LLC
Jonathan R. Simon, Esq.
Matthew A. Babinsky, Esq.
666 Third Avenue, 9th Floor
New York, New York 10017
(212) 293-2000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices and for service of process purposes)

Copy to:
Clifford R. Cone, Esq.
Jason D. Myers, Esq.
Jesse Overall, Esq.
Clifford Chance US LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (Registration No. 333-280517)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-280517) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibit.
The following exhibits are filed as part of this registration statement.
II-1

EXHIBIT INDEX

Exhibit No.	Exhibit Description
4.1	Fourth Amended and Restated Declaration of Trust and Trust Agreement (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed December 12, 2025 and incorporated herein by reference)
II-2

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on December 12, 2025.

VanEck Solana ETF

By:	VanEck Digital Assets, LLC, as Sponsor of the Trust

By:	/s/ Matthew A. Babinsky
Name: Matthew A. Babinsky
Title: Vice President
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities* and on the dates indicated.

Signature	Title	Date

/s/ Jan F. van Eck	Jan F. van Eck	December 12, 2025
President and Chief Executive Officer
(Principal Executive Officer)

/s/ John J. Crimmins	John J. Crimmins	December 12, 2025
Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)
__________________
*The registrant will be a trust and the persons are signing in their capacities as officers of VanEck Digital Assets, LLC, the Sponsor of the registrant.